TherapeuticsMD, Inc.

6800 Broken Sound Parkway NW, Third Floor

Boca Raton, Florida 33487

(561) 961-1900

January 27, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel Greenspan
Ms. Tara Keating Brooks

Re:	TherapeuticsMD, Inc.
Registration Statement on Form S-3
Filed December 19, 2014
File No. 333-201171

Ladies and Gentlemen:

TherapeuticsMD, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m. (Washington, D.C. time) on January 29, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, Florida 33487.

Very truly yours, THERAPEUTICSMD, INC.

By:	/s/ Daniel A. Cartwright
Daniel A. Cartwright
Chief Financial Officer